                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2003

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
               --------------------------------------------------
                 (Translation of Registrant's Name Into English)

                             15 MAURICE PAYKEL PLACE
                              EAST TAMAKI, AUCKLAND
                                   NEW ZEALAND
                            -------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]      Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______.

The following exhibits are filed herewith:

99.1     Earnings release for the period ended
         December 31, 2002, presented in New Zealand dollars.

99.2     Earnings release for the period ended
         December 31, 2002, presented in U.S. dollars

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 13, 2003

                                               FISHER & PAYKEL HEALTHCARE
                                               CORPORATION LIMITED

                                               By:  /s/ Antony G. Barclay
                                                    ----------------------------
                                                  Name:  Antony G. Barclay
                                                  Title: Chief Financial Officer

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